[redacted]

14049683

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
RECEIVED
MAR 11 2014
Washington DC
193

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67837

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J. STREICHER CAPITAL LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

55 BROADWAY, 3RD FLOOR
(No. and Street)

NEW YORK	NEW YORK	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARRISON BELLES 212-257-5594
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ROTTENBERG MERRILL
(Name – *if individual, state last, first, middle name*)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GARRISON BELLES, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of J. STREICHER CAPITAL LLC, as of DECEMBER 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO

Title

Notary Public 2/28/2014

ELISABETH ZELENAK
Notary Public, State of New York
Qualified in Queens County
Reg. No. 01ZE6222037
My Commission Expires 05-24-2014

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

J. Streicher Capital LLC
(formerly known as
EastGate Securities, LLC)

Financial Statements

With

Independent Auditors' Reports

For the Year Ended December 31, 2013

J. STREICHER CAPITAL LLC
(FORMERLY KNOWN AS EASTGATE SECURITIES, LLC)
DECEMBER 31, 2013

TABLE OF CONTENTS

Rotenberg Meril

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Park 80 West, Plaza One
250 Pehle Avenue, Suite 101
Saddle Brook, NJ 07663

T: (201) 487-8383
F: (201) 490-2080

www.rmsbg.com

INDEPENDENT AUDITORS' REPORT

To the Members of
J. Streicher Capital LLC
(formerly known as EastGate Securities, LLC):

Report on the Financial Statements

We have audited the accompanying financial statements of J. Streicher Capital LLC, formerly known as EastGate Securities, LLC, which comprise the statement of financial condition, as of December 31, 2013, and the related statements of operations, changes in members' equity and cash flows for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

INDEPENDENT AUDITORS' REPORT (CONTINUED):

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J. Streicher Capital LLC, formerly known as EastGate Securities, LLC, as of December 31, 2013, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, III and IV are presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the basic financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, these schedules are fairly stated in all material respects in relation to the financial statements taken as a whole.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.

Rotenberg Meril Solomon Bertiger & Guttilla, P.C.
Saddle Brook, New Jersey
March 10, 2014

J. STREICHER CAPITAL LLC
FORMERLY KNOWN AS EASTGATE SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS	
Cash	$ 9,155
Prepaid rent - related party	2,500
TOTAL ASSETS	$ 11,655
LIABILITIES AND MEMBERS' EQUITY	
LIABILITIES:	
Acounts payable and accrued expenses	$ 3,235
TOTAL LIABILITIES	3,235
MEMBERS' EQUITY	8,420
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 11,655

See Independent Auditors' Report

J. STREICHER CAPITAL LLC
FORMERLY KNOWN AS EASTGATE SECURITIES, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2013

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS:

J. Streicher Capital LLC, formerly known as EastGate Securities, LLC ("the Company"), is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") as of July 28, 2008. The Company is authorized to engage in the distribution of debt and equity securities of corporations and other entities, through the private placement of such securities to accredited investors and institutions. It is also authorized to provide merger and acquisitions services. The Company was inactive and conducted no securities business during the year ended December 31, 2013.

Effective January 7, 2013, pursuant to Amended Membership Agreements dated January 15, 2013 (as amended on July 11, 2013) between the members, the former majority member of the Company sold his 76% interest to the two remaining members (38% to each member). As a result of the sales, each remaining member owned 50% of the Company. The change of control was approved by FINRA in July 24, 2013.

On September 27, 2013, the Company amended its operating agreement and contemporaneously filed a Certificate of Amendment for Limited Liability Company with the state of Delaware changing its name to J. Steicher Capital LLC. The name change was approved by FINRA on November 7, 2013.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These financial statements were approved by management and available for issuance on (DATE). Subsequent events have been evaluated through this date.

Revenue Recognition
Investment banking revenues will include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues will also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking management fees will be recorded on offering date, sales concessions on settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable. Underwriting expenses that are deferred, under the guidance in FASB ASC 940-340-25-3, will be recognized at the time the related revenues are recorded. In the event that transactions will not be completed and the securities will not be issued, the Company will expense those costs.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Income Taxes

The Company is a limited liability corporation that has elected to be taxed as a partnership. As such, the Company is not liable for federal, state or local income taxes. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements. Instead, the taxable income or loss is allocated to the members.

Uncertain Tax Positions

The Company accounts for uncertainties in income taxes under the provisions of the *Financial Accounting Standards Board's Accounting Standards Codification No. 740 Subtopic 05* "Accounting for Uncertainty in Income Taxes." During the year ended December 31, 2013, the Company was not required to recognize any amounts from uncertain tax positions. The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, federal, state and local authorities may examine the Company's tax returns for three years from the date of filing.

Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

NOTE 3 – CASH AND CONCENTRATION OF CREDIT RISK:

The Company maintains its cash in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the strength of the financial institution. The Company has not incurred any losses on this account. At December 31, 2013, there were no amounts in excess of insured limits.

NOTE 4 – RELATED PARTY TRANSACTIONS:

On September 13, 2013, the Company entered into an amended expense sharing agreement with one of its members for its share of occupancy expenses. For the year ended December 31, 2013, occupancy expenses amounted to $2,500. At December 31, 2013, the Company had prepaid its rent for 2014.

The members of the Company have committed to fully fund the Company, now and in the future, and to deposit additional funds should it become necessary for the Company to remain in net capital compliance.

NOTE 5 –NET CAPITAL REQUIREMENT:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 15 to 1. At December 31, 2013, the Company had net capital of $5,920, which was $920 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 0.55 to 1.